

10030536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 17 2010

Washington, DC
110

SEC FILE NUMBER
8-66427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamersley Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Boylston St
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Gendron 603-772-2842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian LLC
(Name – *if individual, state last, first, middle name*)

219 Littleton Road (Address) Westford (City) MA (State) 01886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pavlina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamershy Partners, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Brittany E. Panek

Notary Public



BRITTANY E. PANEK
Notary Public, Commonwealth of Massachusetts
My Commission Expires October 7, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMERSLEY PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

INDEX


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Manager of
HAMERSLEY PARTNERS, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of HAMERSLEY PARTNERS, LLC, as of December 31, 2009 and 2008, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAMERSLEY PARTNERS, LLC as of December 31, 2009 and 2008 and the results of its operations, changes in member's capital, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (con't)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC
Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 5, 2010


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

BALANCE SHEETS
As of December 31, 2009 and 2008

	2009	2008
Assets:		
Current Assets:		
Cash and cash equivalents	$ 17,618	$ 21,088
Accounts receivable	62,229	2,000
Other current assets	8,501	5,155
Total Current Assets	88,348	28,243
Fixed assets, net	6,436	6,125
Deferred expenses, non-current	0	3,393
Total Assets	$ 94,784	$ 37,761
Liabilities and Member's Capital:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 19,075	$ 9,197
Member's Capital:	75,709	28,564
Total Liabilities and Member's Captital	$ 94,784	$ 37,761

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Retainer fee income	$ 263,924	$ 206,071
Incentive fee income	72,246	42,219
Other	17	383
Total revenues	336,187	248,673
Operating expenses:		
Salaries and related expenses	62,981	77,131
Occupancy	55,576	36,367
Travel & entertainment	43,613	42,157
Office supplies & expense	19,929	31,680
Dues & subscriptions	17,508	15,672
Communications	10,195	13,673
Professional fees	8,790	15,418
Consulting	3,863	25,652
Miscellaneous	3,324	3,200
Depreciation	2,721	2,386
Regulatory	1,751	6,280
Conferences	715	650
Insurance	563	1,223
Commissions	0	19,223
Website	0	7,726
Total operating expenses	231,529	298,438
Net Income (Loss)	$ 104,658	$ (49,765)

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
For the Years Ended December 31, 2009 and 2008

Balance, December 31, 2007	$ 83,829
Member distribution	(5,500)
Net Loss	(49,765)
Balance, December 31, 2008	28,564
Member distribution	(62,513)
Member contribution	5,000
Net Income	104,658
Balance, December 31, 2009	$ 75,709

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 104,658	$ (49,765)
Adjustments to Reconcile Net Income (Loss) to net cash provided (used) in operating activities:		
Depreciation	2,721	2,386
(Increase) decrease in accounts receivable	(60,229)	38,200
(Increase) decrease in other current assets	47	(857)
Increase (decrease) in accounts payable and accrued expenses	9,878	(19,749)
Net cash provided (used) in operating activities	57,075	(29,785)
Cash Flows used in Investing Activities:		
Purchase of fixed assets	(3,032)	(450)
Cash Flows from Financing Activities:		
Member contribution	5,000	0
Member distribution	(62,513)	(5,500)
Net cash (used) in financing activities	(57,513)	(5,500)
Net (decrease) in cash and cash equivalents	(3,470)	(35,735)
Cash and cash equivalents - January 1,	21,088	56,823
Cash and cash equivalents - December 31,	$ 17,618	$ 21,088

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Hamersley Partners, LLC (the Company) was organized on October 2, 2003. The Company, which is located in Boston, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Hamersley Partners, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the member's individual activities.

The Company is taxed as a sole proprietor for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

Recognition of Income
The Company receives incentive and retainer fees from clients under solicitation agreements. This income is recognized as revenue in the respective months for which these fees relate. At December 31, 2009 and 2008, there was no deferred revenue.

Note 1. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 years

Estimates and Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions, and evaluations of events occurring after the financial statement date, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 5, 2010, the date that the financial statements were available to be issued.

Note 2. Fixed Assets

The Company's fixed assets are comprised of the following:

	2009	2008
Computer and office equipment	$ 16,807	$ 13,776
Furniture & fixtures	15,773	15, 773
	32,580	29, 549
Less accumulated depreciation	(26,144)	(23,424)
Fixed assets, net	$ 6,436	$ 6,125

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2009, the Company had deficiency in required net capital of $6,457.

Note 4. Commitments

The Company leases office space and equipment in Boston and Wellesley, Massachusetts. Rental expense for the years ended December 31, 2009 and 2008 were $55,576 and $44,767, respectively. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2010	$ 76,584
2011	42,525
2012	38,981

Rent expense included in the statement of operations is reported net of sub-rental income.

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2009) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 7. Revenue Concentrations

Revenues from marketing and solicitation services from one investment manager represented 39% and 26% of revenues for the years ended 2009 and 2008, respectively.


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL				
Member's capital			$	75,709
Less non-allowable assets:				
Accounts receivable, net	$	62,229		
Other current assets		8,501		
Fixed assets, net		6,436		
				77,166
Net Capital			$	(1,457)
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses				19,075
Total Aggregate Indebtedness			$	19,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum capital requirement				5,000
Net Capital deficiency			$	(6,457)
Ratio: Aggregate indebtedness to net capital				(13.09)



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA, of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	(1,457)
Net audit adjustments		0
Net Capital per above	$	(1,457)



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Manager of
HAMERSLEY PARTNERS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of HAMERSLEY PARTNERS, LLC for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 5, 2010


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS